Filed by: PDC Energy, Inc.

(Commission File No.: 001-37419)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SRC Energy Inc.

(Commission File No.: 001-35245)

Date: August 26, 2019

On August 26, 2019, PDC Energy, Inc. distributed the following information to its employees:

Frequently Asked Questions

What was announced?

PDC Energy will strategically combine with SRC Energy through an all-stock transaction. We are excited about this opportunity to enhance our position as a premier operator in the DJ and Delaware Basins.

Why now?

This announcement is a direct result of your hard work, which continues to drive our success. Over the past few years, we have successfully executed a disciplined operating plan to drive sustainable free cash flow and profitable growth. We have demonstrated a track record of operational excellence, and have taken important steps in both of our core basins to improve drilling and completion efficiency. This transaction will accelerate our strategy and create a best-in-class operator with the size, scale and financial positioning to thrive in today’s market.

Who is SRC?

SRC is a Denver-based oil and gas E&P company with an experienced management and operating team of approximately 150 employees who operate approximately 400 horizontal wells in the Core Wattenberg. SRC has complementary, high-quality assets that are concentrated entirely in Colorado’s Weld County. Importantly, PDC and SRC have similar cultures, as they share our commitment to local communities, environmental responsibility and employee safety.

What are the benefits of the transaction?

Together, we will create a best-in-class operator with enhanced size and scale. Once the transaction is completed, we will be a leading Colorado company and energy producer and the second largest producer in the DJ Basin, while maintaining our strong operating presence in West Texas. The combined company will also have enhanced financial strength and flexibility to capitalize on value-enhancing future growth opportunities.

We believe our companies are a strong cultural fit and that the combination will benefit our stakeholders. By uniting two companies and teams with strong core values and a commitment to responsible and safe operations, we will build on our shared mission to create value for the shareholders of both companies.

What does the transaction mean for PDC employees?

We are confident that employees will benefit from being part of an even stronger company, and better positioned for continued growth and value creation. We look forward to creating exciting new career growth and development opportunities. Of course, we will also continue to prioritize employee health and safety. However, while we work to complete the transaction, PDC and SRC remain separate companies and it is business as usual.

What does this mean for our Delaware Basin operations?

While this combination increases our size and scale in the DJ Basin, our position in the Delaware Basin also remains core, and together, the combined company will be well positioned to deliver significant value. Our teams and assets in the Delaware Basin remain critical to our success.

Who will lead the combined company? Where will the combined company be headquartered?

After the closing of the transaction, PDC’s executive management team will continue to lead the combined company and we will remain headquartered in Denver. The PDC Board will expand to nine directors to include two members of the SRC Board.

Over the coming months, PDC and SRC leadership will work to make the post-closing integration as efficient as possible. We will keep you informed, as appropriate, as other important decisions are made about the future of the combined company.

Will there be any changes to our reporting or organizational structure as a result of this announcement?

It is important to remember that this is just the first step, and the transaction will not be completed until the fourth quarter of this year. In the interim, it remains business as usual and there are no changes to the way we operate. We are committed to conducting a thoughtful integration planning process and will continue to keep you updated as that develops.

Will there be workforce reductions at PDC and/or SRC?

While we expect new career growth and development opportunities for employees as part of a bigger company, in any combination of two companies in the same industry, there will be some overlap. We have only just announced this transaction and there are still many details yet to be worked out as part of the integration planning process.

One of the reasons we are so excited to bring our companies together is that we are uniting two teams with strong values and a shared commitment to responsible and safe operations. We are committed to transparency and to making the transition as smooth as possible as we bring our companies together.

What does this mean for our business partners?

We are confident that this transaction will benefit our stakeholders, including our business partners. We remain focused on maintaining our strong commercial relationships and will continue to work with suppliers and other business partners as we always have.

How soon can PDC employees interact with SRC employees?

Please do not engage with SRC employees regarding this transaction unless you are directed to do so. Until the transaction closes, both companies will continue to operate independently.

When will the transaction be completed? What can we expect between now and the close of the transaction?

We expect the transaction to close in the fourth quarter of 2019, subject to customary closing conditions and regulatory and shareholder approvals. Importantly, until the transaction closes, PDC and SRC will continue to operate as independent companies and it will be business as usual. We will continue to provide you with updates as additional details are available.

What should I say if I’m contacted by media or investors about the transaction?

Please refer inquiries from media or third parties to Mike Edwards at michael.edwards@pdce.com or Kyle Sourk at kyle.sourk@pdce.com.

How can I learn more about this transaction?

Additional information is available in the press release issued by PDC and SRC, which is available here on our website, www.pdce.com. You can also find additional details about SRC at www.srcenergy.com. As we move through this process, we will do our best to keep you informed. If you have any questions, please do not hesitate to reach out to your supervisor.

DISCLAIMERS:

Additional Information and Where to Find It

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC and SRC. In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus of PDC and/or SRC (if and when available) will be mailed to shareholders of PDC and/or SRC, as applicable. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com , or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at http://www.srcenergy.com  or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC may not approve the issuance of new shares of common stock in the proposed transaction or that shareholders of SRC may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://www.pdce.com and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at http://www.srcenergy.com and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that PDC or SRC believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.